Exhibit 16.1

Solution Technology International, Inc.
685 Mosser Road, Suite 11
McHenry, MD 21541

September 5, 2007

Via EDGAR CORRESPONDENCE

Marc Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:	Solution Technology International, Inc.
Form 8-K filed August 9, 2007
File No. 0-27842

Dear Mr. Kronforst:

We are in receipt of your comment letter dated August 14, 2007. We have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter.

Form 8-K Filed August 9, 2007

General

1.    We note the Company has been filing its Exchange Act filings under two different CIK numbers (1000285 and 1206527). Please ensure that all filings with the Commission are made using CIK 1000285 and file number 0-27842.

In accordance with our telephone conversation with Marc Thomas yesterday we have called Velma Smith at the SEC to eliminate CIK number 1206527. She stated that the process to do so was underway and expected the outside contractor responsible for doing so to complete the assignment in the near future.

2.    Amend the Form 8-K to state whether the decision to change accountants was recommended or approved by the board of directors or an audit committee or similar committee of the board of directors, as required by Item 304(a)(1)(iii) of Regulation SB.

We have amended the Form 8-K/A in accordance with this comment.

3.    Amend the Form 8-K to specifically state whether during the registrant’s two most recent fiscal years and the subsequent interim period through the date of dismissal (i.e. August 3, 2007) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports as required by Item 304(a(1)(iv) of Regulation S-B.

We have amended the Form 8-K/A in accordance with this comment.

4.    In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

We have amended the Form 8-K/A in accordance with this comment.

* * *

In connection with the Form 8-K filing (the “Filing”), we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned or our counsel, Ernest M. Stern of Seyfarth Shaw LLP, at 202/828-5360 or by facsimile at 202/641-9260 should you have any questions.

Sincerely, SOLUTION TECHNOLOGY INTERNATIONAL, INC. /s/ Dan L. Johnson Dan L. Johnson
cc:	Ernest M. Stern, Esq.